December 19, 2007

United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
Attention: Ethan Horowitz

RE:           SARS Corporation (formerly, Mycom Group, Inc.)
                 Item 4.01 Form 8-K
                                 Filed November 13, 2007
 File No. 000-29836

Dear Mr. Horowitz:

Please receive this letter on behalf of SARS Corporation (formerly, Mycom Group, Inc.)
 (the “Company”) in response to your letter dated December 7, 2007.  The Company would like to note that it filed an amended current report on Form 8-K on December 14, 2007 to include
Exhibit 16, a letter from the Company’s former accountants, Schumacher and Associates, Inc., in accordance with Item 304(a)(3) of Regulation S-B.

Additionally, the Company would like to acknowledge the following:

 1.
the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

 2.
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 3.
the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Enclosed please find one copy of the Company’s amended current report on Form 8-K, filed on December 14, 2007.  Please do not hesitate to contact me with any questions or concerns or if I can be of additional assistance.

Sincerely,

/s/ David M. Otto
David M. Otto
General Counsel & Director

Enclosure